Overstock.com, Inc.

6350 South 3000 East

Salt Lake City, Utah 84121

By EDGAR and email

November 5, 2015

Mr. Michael Kennedy

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:	Overstock.com, Inc. Registration Statement on Form S-3 Filed September 25, 2015 File No. 333-207141 Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 12, 2015 File No. 000-49799

Dear Mr. Kennedy:

Following are the responses of Overstock.com, Inc. (the “Company,” “we”, “us”, or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 23, 2015 regarding the Company’s Registration Statement on Form S-3 filed with the Commission on September 25, 2015 (the “Form S-3”) and Form 10-K for the fiscal year ended December 31, 2014 filed on March 12, 2015.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Registration Statement on Form S-3

Selling Stockholders, page 8

1.              Please disclose the natural person or persons or public company that exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by SpeedRoute Technologies, Inc. For guidance, please consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located on our website at www.sec.gov.

Response: We acknowledge the Staff’s comment and have amended the table of selling stockholders on page 9 of the Form S-3 to provide the requested disclosure.

2.              If any selling stockholder is a broker-dealer, please state that the selling stockholder is an underwriter. If any selling stockholder is an affiliate of a broker-dealer, please state whether the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling stockholder is unable to provide these representations, then the prospectus should state that the selling security holder is an underwriter.

Response: We acknowledge the Staff’s comment.   Based on representations made to the Company by the selling stockholders, none of the selling stockholders is a broker-dealer or, with the exception of Joseph Cammarata, is an affiliate of a broker-dealer.  Although we do not believe that Mr. Cammarata is an underwriter as defined in Section 2(a)(11) of the Securities Act of 1933, as amended, Mr. Cammarata has informed us that he has no interest in selling the securities at this time, and consequently we have amended the Form S-3 to remove Mr. Cammarata as a selling stockholder.

3.              We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Response: At your request, we hereby confirm our understanding that you will coordinate any request for acceleration of the effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

19. Income Taxes, page 102

4.              We note the line item in your rate reconciliation titled “Adjustment to reserves in prior years,” as well as footnote (1) where you disclose that it relates to the effects of reconciling income tax amounts in your consolidated financial statements to your tax returns and reductions to NOLs from previous acquisitions. Please tell us more about these adjustments and quantify the significant components of the aggregate adjustment. With respect to your reconciliation of amounts in your GAAP financial statement to your tax returns, please tell us why each of the significant changes were necessary, and whether the changes were due to new information that became available subsequent to the reporting date of your previously issued financial statements. With respect to the reductions to NOLs from previous acquisitions, please tell us what drove these reductions, what information you used in making that determination and when the information became available to you. Please be detailed in your response and cite relevant U.S. GAAP to support your explanations.

Response:

In Q4 2013, the Company released its valuation allowance against its net deferred tax assets.  Prior to that filing, we had recorded a full valuation allowance against all existing net deferred tax assets.  As such, no deferred tax expense or benefit was recorded to the Consolidated Statements of Operations prior to that date, and no deferred tax assets were presented on the Consolidated Balance Sheet.  Any changes to the deferred tax assets or liabilities in periods prior to Q4 2013 would have no impact on the consolidated financial statements as any changes would have been offset by a corresponding change in the valuation allowance.

In preparing for the release of our valuation allowance in Q4 2013, the Company undertook a comprehensive analysis of all existing deferred tax assets and liabilities.  We had processes and controls in place prior to the release of the valuation allowance to estimate our deferred tax assets and liabilities within a material amount.  However, as a part of our analysis we identified and trued up certain deferred tax assets, prior to the release of the valuation allowance, where estimates had been recorded over the period from 1999 to 2012.  The significant components of the aggregate adjustment to reserves in prior years are $1.7 million related to the effects of reconciling income tax amounts recorded in our Consolidated Statements of Operations to amounts reflected on our tax returns and $2.9 million in reductions to the NOLs from previous acquisitions.  The decrease in deferred tax assets in prior years would have been accompanied by an offsetting decrease in the valuation allowance.  Consequently, offsetting adjustments have been recorded in the change in valuation allowance line in the rate reconciliation resulting in zero net impact to the income tax provision (benefit) line presented in the rate reconciliation.

The $1.7 million adjustment related to the effects of reconciling income tax amounts recorded in our financials to amounts reflected on our tax returns is the result of an exhaustive analysis undertaken in 2013 of the Company’s historical stock compensation deductions for book and tax purposes.  As a step in releasing the valuation allowance, we examined the net operating losses and stock based compensation deferred tax asset to quantify the amount of excess tax benefit.  We examined the non-qualified stock options, disqualifying disposition of incentive stock options, and the restricted stock units historically granted by the Company on an award by award basis.  We compared the amount of expense taken for book versus the amount that should have been deducted for tax to determine the portion of the valuation allowance release that should impact the income statement versus the amount that will be recognized in equity once realized.  The Company historically tracked the deferred tax asset and the deduction for stock compensation expense on tax returns based on estimates given the full valuation allowance.  This adjustment was offset by a corresponding entry to the valuation allowance.

With respect to the $2.9 million adjustment in reductions to NOLs from previous acquisitions, the Company completed an ownership change study during Q4 2013. This study analyzed the Company’s NOLs for ownership changes under IRS Code Section 382 and spanned the period from January 1, 1999 through December 31, 2011.  The results of the study found that none of the NOLs generated by Overstock are limited in use under §382.  However, in connection with the study, we recorded a reduction to certain NOLs that Overstock had acquired by purchasing Gear.com in November 2000 where there was an annual limitation and for amounts that will not be used prior to expiration. This adjustment was offset by a corresponding entry to the valuation allowance.

Based on our analysis, we recorded an adjustment to reserves in prior periods and an offsetting change in valuation allowance of $4.4 million which is reflected in our rate reconciliation and described in footnote 1.  We do not believe that these adjustments are material to our consolidated financial statements.  There was no impact to the Consolidated Balance Sheets for any periods presented as a result of the full valuation allowance prior to Q4 2013.  Amounts were trued up and the deferred tax assets were properly presented upon release of the valuation allowance in Q4 2013.  These adjustments had zero impact to the Consolidated Statements of Operations, Statements of Cash Flows, and income tax provision (benefit) presented in the rate reconciliation for all periods presented.  Further, any adjustment to these amounts would have a corresponding adjustment to our valuation allowance.

We considered that the adjustments would impact footnote disclosure only prior to Q4 2013. The reversal of valuation allowance in Q4 2013 after the $4.4 million adjustments was approximately $70.8 million.  The gross Federal and State NOLs as of December 31, 2013 after these adjustments were $152.2 million and $141.2 million, respectively.  Given the size and nature of the adjustments as well as the overall financial statement balances and the full valuation allowance on existing deferred tax assets for those periods we determined that the adjustments were not quantitatively material individually or in aggregate to any prior period disclosure and therefore, we reflected the adjustments and corresponding change in valuation allowance in the Q4 2013 financial statements.  The adjustments do not impact debt covenants, management compensation, or have any other impact on quantitative or qualitative measures that we believe would be significant to a user of our consolidated financial statements.

At your request, in connection with our response to your comments on the pending registration statement, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

At your request, in connection with our response to your comment on the Form 10-K, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-3210 or to Thomas Adkins with Bracewell & Giuliani LLP at 512-542-2122.

Very truly yours,

/s/ Mitch Edwards

Mitch Edwards
Senior Vice President and General Counsel
Overstock.com, Inc.